Mail Stop 4561

      					October 17, 2005


Ralph M. Davisson, Esq.
Vice President and General Counsel
Potlatch Corporation
601 West Riverside Avenue, Suite 1100
Spokane, Washington  99201

Re:	Potlatch Holdings, Inc.
	Registration Statement on Form S-4
      Filed September 19, 2005
      File No. 333-128403

	Potlatch Corporation
	Annual Report on Form 10-K
	Filed February 25, 2005
	File No. 1-05313

Dear Mr. Davisson:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1. Please provide us with your analysis of why the proposed transaction does not constitute a "Rule 13e-3 Transaction" within the meaning of Rule 13e-3(a)(3) of the Exchange Act. Alternatively, please tell us which, if any, of the exceptions provided in Rule 13e-
3(g) is applicable to your transaction. Provide a detailed analysis of the factual basis supporting any claimed exemption.

2. We note your disclosure on page 25 that, while many other REITs derive substantial portions of their cash flow from leases or other contracts providing for relatively stable payments, your cash flow and ability to maintain or increase the initial dividend rate will be substantially dependent upon the market price for timber in your operating regions and market prices for your manufactured products, and such prices have historically been volatile. Please revise your disclosure on pages 3 and 43 to include this information. In addition, tell us how you reconcile this volatile cash flow with your intent to pay regular quarterly dividends.

3. Refer to TIPSheet No. 86, the internal communication sent to Potlatch Corporation employees on September 19, 2005, which was filed under Rule 425 of the Securities Act. We note your statement that:
"The company expects its annual dividend, post REIT conversion, to be approximately $76 million, or $2.60 per share, as compared with the current annual dividend of $.60 per share...Following the S&P distribution, the $76 million annual dividend will be spread across a greater number of shares (which cannot yet be calculated), therefore the annual per share dividend amount will be less than $2.60." Please revise your disclosure throughout the prospectus, including pages 3 and 43, to clarify that the annual per share dividend amount will be less than $2.60. In addition, please confirm whether this distribution would come from operating cash flows from the REIT.

4. We note that you will transfer the assets and operations of your non-REIT qualifying businesses to one or more newly formed subsidiaries that will elect to be treated as a taxable REIT subsidiary following the REIT conversion. Based on your disclosure on page 68, it appears that over 85% of your net sales derived from assets that will be transferred to one or more wholly-owned taxable corporate subsidiaries. Please tell us your estimate of the value of the assets to be held by the company once it has qualified as a REIT.
In light of the 20% asset limitation imposed on REITs (i.e., the aggregate value of all securities of taxable corporate subsidiaries owned by you may not be greater than 20% of the value of the REIT`s total assets), please revise your disclosure in the summary and throughout the prospectus to delineate how you will meet the 20% asset limitation test.

5. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.



Questions and Answers about the REIT Conversion, page 1

6. Please refrain from using the term "dividends" in this section and throughout the prospectus since the payment of dividends implies the existence of current and accumulated earnings and profits. Since the company has never operated as a REIT, there is no assurance it will have current or accumulated earnings and profits, and the distributions made to stockholders may constitute, in part, a return of capital. Instead, please use the term "distributions."

What happens in the REIT conversion? - page 1

7. We note that the restated certificate of incorporation will contain restrictions on the ownership of Potlatch Holdings common stock primarily to facilitate compliance with the REIT rules and otherwise to address concerns relating to capital stock ownership. Please expand your disclosure to clarify what you mean by "and otherwise to address concerns relating to capital stock ownership."

What is a taxable REIT subsidiary? - page 2

8. Please expand your disclosure to briefly describe the asset and income limitations imposed on REITs and taxable REIT subsidiaries. In light of the fact that it appears the majority of your income generating assets are being transferred to your TRS, please discuss how these asset and income limitations will impact your business operations going forward.

Why do we intend to become a REIT? - page 2

9. We note one reason you are proposing the REIT conversion is "expected reduced costs of capital and more attractive equity currency." Please expand your disclosure to briefly describe what you mean by reduced costs of capital and more attractive equity currency.

10. We note the list of reasons on page 2. Please expand your disclosure to briefly discuss the basis for your belief that these benefits will occur. For example, please explain how you expect to increase dividends as a REIT when it appears the majority of your income-producing assets are being transferred to your TRS and why you believe you will receive a higher stock market valuation as a result of increased cash flows.

What will I receive in connection with the REIT conversion? - page
3

11. We note that you plan to make a special E&P distribution payable at the election of each stockholder, in cash, shares of Potlatch Holdings stock or a combination of both. Please expand your disclosure to provide an estimate, based on the current number of shareholders, of the amount of cash and the number of shares each shareholder would receive on a pro-rata basis if every shareholder elects to receive cash. In addition, please briefly discuss the source of cash for this distribution.

12. Please provide us with a form of the election you intend to use to solicit shareholders regarding the E&P distribution prior to its use.

What are some of the risks associated with the restructuring? -
page
4

13. We note your disclosure on pages 20 and 43 that you anticipate that most of your income in the foreseeable future will consist primarily of net capital gains. Please discuss how this will impact shareholders` potential to receive distributions from Potlatch relative to other REITs that principally earn ordinary income and are required to distribute 90% of such income.

Summary, page 10
14. We note your statement that the reader should carefully read this entire proxy statement/prospectus and the other documents to which this proxy/statement refers. Please revise the introductory paragraph to identify the "other documents."

Historical Data Per Share, page 17

15. Please tell us how the annual dividend of $3.10 per share is consistent with the dividend payments shown on page 15, which indicate that stockholders received $2.95 per share in 2004.

Risk Factors, page 19

16. Please revise your risk factor subheadings so that each one conveys the specific risk to you. Currently, some of your subheadings merely state a general risk or a fact about your business. We note the following examples:

* "Our cash dividends are not guaranteed and may fluctuate," page
20

* "Certain of our business activities are potentially subject to prohibited transactions or corporate level tax," page 22

* "Legislative or other actions affecting REITs could have a negative effect on us," page 23

* "An investment in our common stock involves other tax issues,"
page
23

* "Inability to obtain governmental approvals and third party consents may have a material adverse effect," page 24

* "Changes in production costs may adversely affect our results of operations and cash flow," page 26

* "The market for hybrid poplar lumber is uncertain," page 27

Please revise throughout to identify briefly in your captions the specific risks to you that result from the facts or uncertainties. Potential investors should be able to understand what the risk is and the result of the risk as it specifically applies to you.

Risks and Effects of the Merger and the REIT Conversion, page 19

If we fail to qualify as a REIT or fail to remain qualified as a REIT..., page 19

17. We note your disclosure that you will need to transfer your non-qualifying REIT assets to one or more TRSs and that these non-qualifying REIT assets consist principally of your various manufacturing facilities and the related businesses and operations.
Please expand your disclosure to briefly describe the related businesses and operations.

As a REIT, we will be limited in our ability to fund dividend payments..., page 20

18. We note that it appears that a majority of your revenue generating operations and assets are being transferred to the TRS. We further note that your ability to receive dividends from the TRS is limited by the rules with which you must comply to maintain your status as a REIT. As a result, it would appear that dividends would be limited to income generated only from the Resource segment of your current operations. Please expand your disclosure in this section and on page 43 to clarify that the majority of your current income is generated from operations and assets being transferred to the TRS and that only a portion will be available to be distributed to shareholders. In addition, please quantify the portion of your historical operations that will be conducted under the TRS rather than at the REIT level.
19. Please expand your disclosure to clarify that your TRS` after-tax net income is available for distribution, but is not required to be distributed to you and that income that is not distributed to you by your TRS will not be subject to the REIT 90% distribution requirement.

We intend that the special E&P distribution will be a taxable dividend..., page 22

20. We note your disclosure that a stockholder that receives its portion of the special E&P distribution entirely in the form of shares would be treated for federal income tax purposes as having received a taxable dividend. Please expand your disclosure to clarify that the stockholder may have to sell shares or otherwise obtain funds to pay the income tax in connection with the special E&P distribution.

The extent of our proposed use of TRSs may affect the price..., page
22

21. We note that, following your election to be taxed as a REIT, you intend to conduct a portion of your business activities through one or more TRSs. Please expand your disclosure to quantify this portion.

Our management has never operated a REIT, page 22

22. Please expand the risk factor to describe the risks to investors or to your business.

An investment in our common stock involves other tax issues..., page
23

23. Please revise to provide a separate risk factor for each risk described. To the extent these risks are not material or have been described in other risk factors, please consider deleting this risk factor.

Inability to obtain government approvals and third party consents..., page 24

24. We note that you will be required to obtain governmental approvals and third party consents in order to transfer your manufacturing operations and related assets to the TRS in connection with the REIT conversion. Please expand your disclosure to identify the material government approvals and third party consents that you will be required to obtain. In addition, please expand your disclosure to discuss the specific amendments or renewals, if material, you will need to obtain in connection with your credit facilities prior to the REIT conversion.

Risks Related to Our Business, page 25

We do not insure against losses..., page 28

25. We note that you do not maintain insurance for any loss to your standing timber from natural or other causes. Please tell us whether you have historically experienced any material losses from your standing timber.

Other Risks Affecting Our Business and Operations, page 29

We are dependent on key personnel, page 29

26. Please expand your disclosure to identify the members of your senior operating management team.



Voting and Proxies, page 32

27. Please provide us with screen shots for each of the screens a stockholder could view during the online voting process.
Alternatively, please provide a password so that we can view the voting website.

28. Please revise the disclosure under "Revoking your proxy" to clarify whether stockholders can revoke or change their votes online or by telephone. If so, briefly describe the procedures for doing so.

Background of the REIT Conversion and the Merger, page 35

29. We note your disclosure on page 35 that the feasibility of converting to a REIT was discussed by Potlatch`s board in 2002 and 2003 as part of its strategic review of Potlatch`s business. Please expand your disclosure to describe the discussions by the board with respect to the feasibility of converting to a REIT. The disclosure should include the nature and substance of the discussions.

30. We note that Potlatch engaged Goldman Sachs and Deloitte Touche in 2004 to further evaluate and advise Potlatch regarding the possible conversion to a REIT. Please revise to include all the information required by Item 1015 of Regulation M-A with respect to written presentations and analyses prepared by Goldman Sachs and Deloitte Touche. Refer to Item 4(b) of Form S-4. In addition, please provide us with all written materials prepared for the board and management in connection with the proposed REIT conversion.

31. We note on September 16 and 17, 2005, the board met to consider the REIT conversion. Please expand your disclosure to identify all individuals who attended or participated in the meeting.

32. Please disclose whether the board considered any alternative tax-efficient strategies. If not, briefly explain why.

Our Reasons for the REIT Conversion and the Merger, page 37

33. We note that, at the September 2005 board meeting, management presented its evaluation and recommendation to the board regarding the proposed REIT conversion and representatives of Goldman Sachs reviewed advantages and disadvantages of a REIT conversion. We further note your statement on page 36 that, during the course of these presentations, the board reviewed information with respect to the positive and negative factors identified below. Please revise to clarify, if true, that all the advantages and disadvantages reviewed by Goldman Sachs in the September 2005 meeting are detailed in this section or revise to include them.

34. Please revise the first bullet point on page 37 to quantify the expected reduction in costs of capital. If the board did not quantify this amount, please include a statement to that effect.

35. Please provide support for your statement in the second bullet point that the market tends to value highly the benefits of the REIT structure. Also, please expand the fifth bullet point to discuss why the treatment of dividends as long-term capital gain relevant to the board`s consideration.

36. We note your disclosure that the Potlatch board considered a number of drawbacks or risks relating to the REIT conversion and the merger. Please confirm that all the drawbacks and risks that the board considered are detailed in this section or revise to include them.

37. Please expand your description of each negative factor to explain why it represents a drawback or a risk. For example, it is not clear why the required E&P distribution represents a drawback to the transaction. Where possible, please quantify the anticipated negative impact on your company.

Terms of the Merger, page 38

38. We note the statement in the introductory paragraph that the summary is not complete and is qualified in its entirety by reference to the merger agreement. Please note that a summary by its nature does not contain every term but should highlight all the material provisions and should not be qualified by information outside of the prospectus. Please revise appropriately and clarify that your summary includes all the material information.

Termination of the Merger Agreement, page 40

39. We note that Potlatch reserves the right to cancel or defer the merger or the REIT conversion even if the stockholders of Potlatch vote to adopt the merger agreement and the other conditions to the consummation of the merger are satisfied or waived if the board of directors determines that the merger or the REIT conversion is no longer in the best interests of Potlatch and its stockholders. Please briefly describe the factors that the board would consider in determining that the merger or the REIT conversion is no longer in the best interests of Potlatch and its stockholders.

Other Restructuring Transactions, page 42

40. We note that you will transfer the assets and operations of your non-REIT qualifying businesses to one or more newly formed subsidiaries that will elect to be treated as a taxable REIT subsidiary following the REIT conversion. Please expand your disclosure to specifically identify the assets that you will transfer to the TRS. Also, please quantify the percentage of your assets and operations that will be transferred to the TRS. In addition, please include a brief discussion of the asset and income limitations associated with the TRS.

Dividend and Distribution Policy, page 43

41. We note your disclosure that unlike most REITs you anticipate that most of your income in the foreseeable future will consist primarily of net capital gains. Please expand your disclosure in this section and on page 20 to clarify why you expect to primarily earn net capital gains income and indicate the percentage, if any, of ordinary income that you anticipate earning in the foreseeable future.

42. We note that following the REIT conversion you expect to pay a regular quarterly dividend initially in the amount of $0.65 per share or an annual rate of $2.60 per share. Please provide us with a comparison of your proposed distribution for the year ended December
31, 2006 to historical cash available for distribution for the year ended December 31, 2004. If cash flows from operating activities for the historical period would have been insufficient to cover your proposed distribution, identify the alternative sources of cash available to you to fund the proposed distribution. Also, please tell us how the transfer of a substantial portion of your assets to the TRS will affect your cash flows from operating activities in future periods and, in turn, your ability to pay distributions.

43. Please revise to clarify how the expected distribution rate will be adjusted based on the number of shares issued in the E&P distribution.

44. We note that a significant portion of your predecessor`s assets will be held by the TRS. Please discuss the impact of this structure on the REIT`s cash available for distribution. Disclose the anticipated effect, if any, on revenues and income as a result of holding some assets at the TRS level and some assets at the operating subsidiary level.

The Special E&P Distribution, page 44

45. We note the disclosure on page 59 that if the special E&P distribution is $440 million, the lowest point of the expected range, you expect $40 million in borrowing would be required to furnish the
$88 million in cash needed to make the distribution. Please expand your disclosure in this section and on page 3 to clarify that you expect to borrow money to make the special E&P distribution.

46. Disclosure in the second paragraph states that you expect the special E&P distribution to be between $3.02 and $3.29 in cash and $12.06 and $13.16 in Potlatch Holdings common stock. Please revise to describe the assumptions underlying these amounts and why you have expressed them as a range.

47. Please revise to clarify whether the special E&P distribution is conditioned upon stockholder approval and consummation of the merger.

Our Business, page 45

48. We note that your business is organized into four operating segments. Please expand your disclosure to quantify the percentage of your revenues associated with each operating segment.

49. We note your statements that page 48 that you are a major producer of bleached paperboard and that you believe you are the third largest domestic producer of bleached paperboard, with approximately 10% of the available capacity. We further note your statement on page 49 that you are a leading North American producer of private label household tissue products. Please provide independent, third-party support for these statements. Clearly mark any supporting materials to indicate those portions that
substantiate
your statements.   Also, revise your disclosure to clarify the
measures by which you a "major" and a "leading" producer.

Manufacturing Facilities, page 50

50. We note your reference to "rated capacity" in the footnotes to the chart regarding your manufacturing facilities. Please revise to briefly explain what is meant by this term.

Policies with Respect to Certain Activities, page 53

51. We note your statement that the following is a discussion of the anticipated policies with respect to dividends, investments, financing, lending and certain other activities of Potlatch Holdings and that your policies with respect to these activities will be determined by your board of directors upon consummation of the REIT conversion. Please confirm that your board of directors intends to adopt the policies as outlined in this section.

52. We note that, if your board of directors determines that additional funding is desirable, you may raise such funds through equity offerings of securities. Please tell us whether you have any current plans to undertake an equity offering of securities in the foreseeable future.

Management`s Discussion of Financial Condition, page 68

Overview, page 58

53. We note that your Resource segment accounts for approximately
15%
of your net sales from continuing operations. Please expand your disclosure to discuss how you will be able to satisfy the REIT requirements when it appears that the majority of your net sales result from non-REIT qualified assets.

Liquidity and Capital Resources, page 84

54. Refer to the third full paragraph on page 86. Please disclose the interest rates applicable to your existing credit facility.

Description of Potlatch Holdings Capital Stock, 88

55. We note your statement that under Delaware law your stockholders are generally not personally liable for your debts and obligations.
Please expand your disclosure to clarify when your stockholders would be personally liable for your debts and obligations.

Material Federal Income Tax Consequences, page 99

56. Please revise the disclosure prior to effectiveness to reflect that you have received the opinion of Skadden, Arps, rather than stating that you expect to receive the opinion. Provide conforming changes in the risk factor on page 19.

Part II.  Information Not Required in Prospectus

Exhibits

57. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristina Beshears at 202-551-3429 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at
202-551-3785 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	Blair W. White, Esq. (via facsimile)
	Pillsbury Winthrop Shaw Pittman LLP

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Ralph M. Davisson, Esq.
Potlatch Holdings, Inc.
October 17, 2005
Page 13